Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

May 23, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	The European Equity Fund, Inc. (the “Fund”) (File No. 811-04632) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. White,

This letter is being submitted in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on May 16, 2016 with regard to the above-noted Proxy Statement filed with the Commission on May 6, 2016.

The comments of the SEC staff are restated below followed by the Fund’s responses.

1.	Comment: Please explain why disclosure is included in the proxy statement indicating that the Fund may determine that votes attributable to shares owned by a stockholder in excess of limits under Section 12(d)(1) of the Investment Company Act of 1940 shall not be counted and under what authority the Fund is not counting such votes. If you have no legal basis for not counting the votes please remove the language from the proxy statement. If you are aware of a stockholder violating 12(d)(1) you should report them to the SEC.

Response: This disclosure was originally included in a prior proxy statement as a result of contested stockholder meetings of an affiliated fund where concerns had been raised with the SEC staff. The disclosure has been removed in response to the Staff’s comment.

2.	Comment: Please describe what vote partial shares are entitled to if voted if the Fund issues partial shares.

Response: Additional disclosure has been added to the third paragraph on page 1 of the proxy statement in response to the Staff’s comment.

3.	Comment: Please indicate if each Class of Directors currently consists of an equal number of directors.

Response: Additional disclosure has been added to the first paragraph in the section entitled “Proposal 1: Election of Directors” in response to the Staff’s comment.

4.	Comment: Some tables included in the proxy statement are difficult to read.

Response: We will ensure that the information in the tables is legible.

5.	Comment: The summary of Proposal 3 indicates that at the 2015 stockholder meeting, stockholders approved the proposal requesting the Fund to take the steps necessary to declassify the Board. Please clarify why stockholders are being asked to vote on this matter again.

Response: Disclosure is included in the proxy statement which indicates that the Board deemed advisable and approved an amendment to the Charter that would eliminate the classification of the Board over a three-year period and directed that this amendment be submitted for consideration and to be voted upon by the Fund’s Stockholders. As described in the Fund’s proxy statement for fiscal year 2014 filed on May 26, 2015, the stockholder proposal voted on at the 2015 stockholder meeting was not a stockholder vote to approve declassifying the Board, but rather a proposal that the Fund’s stockholders ask the Fund to take action to effect a declassification of the Board. Therefore, we have not added additional disclosure.

6.	Comment: The summary of Proposal 3 refers to arguments considered by the Board for and against a classified Board. Please include those arguments in this proxy.

Response: The proxy statement sets forth the principal arguments considered by the Board for and against eliminating the classified Board. Therefore, we have not added additional disclosure.

7.	Comment: Please include a summary of when each Class of Directors would next be elected if stockholders approve the proposed amendment to the Charter to eliminate the classification of the Board of Directors.

Response: Additional disclosure has been added to the fourth paragraph in the section entitled “Proposal 3: Approval of an Amendment to the Fund’s Charter to Eliminate the Classification of the Board of Directors” in response to the Staff’s comment.

In connection with the above-referenced filing by the Fund, the Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) SEC staff comments or changes to disclosure in response to SEC staff comments to the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-2572.

Sincerely yours,

/s/ John Millette

John Millette

Director & Senior Counsel

cc: Donald R. Crawshaw, Sullivan & Cromwell LLP

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